SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934


                            For the month of May 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                        Form 20-F  X            Form 40-F
                                 -----                   -------

                 (Indicate by check mark whether the registrant
                   by furnishing the information contained in
                    this form is also thereby furnishing the
                          information to the Commission
                        pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                            Yes                   No  X
                               -----                -----

[Logo of Companhia Paranaense de Energia]



                              FOR IMMEDIATE RELEASE


                   COPEL ANNOUNCES FIRST QUARTER 2003 RESULTS


Curitiba, Brazil, May 15, 2003 - Companhia Paranaense de Energia - COPEL (NYSE:
ELP / LATIBEX: XCOP / BOVESPA: CPL3, CPL6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, today announced its operating results for the first quarter of 2003. All figures included in this report are in reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).



--------------------------------------------------------------------------------
HIGHLIGHTS
--------------------------------------------------------------------------------

(comparisons refer to 1Q02)

>>   Net revenues rose by 12.8%, to R$ 713.8 million

>>   Operating results decrease to R$ -20.0 million

>>   YTD net loss of R$ -15.5 million (R$ -0.06 per lot of 1,000 shares)

>> YTD total power consumption throughout direct distribution area and free customers increases 3.7%

>>   EBITDA of R$ -3.8 million


Management Commentary

"The Company's bottom-line results basically reflect the expenses related to the power purchased for resale from Araucaria and CIEN. With the renegotiation of these contracts, we expect to reverse this loss."

Ronald Thadeu Ravedutti, CFO.


Contacts in Brazil                                        Contacts in New York
Ricardo Portugal Alves                                    Richard Huber
011-5541-331-4311                                         212-807-5026
ricardo.portugal@copel.com                                richard.huber@tfn.com

Solange Maueler                                           Isabel Vieira
011-5541-331-4359                                         212-807-5110
solange@copel.com                                         isabel.vieira@tfn.com

                                         Companhia Paranaense de Energia - COPEL
                                                      First Quarter 2003 Results

--------------------------------------------------------------------------------
KEY EVENTS
--------------------------------------------------------------------------------


- Net Income/Loss: From January through March 2003, COPEL accrued R$15.5 million in losses, or R$ -0.06 per lot of one thousand shares.

- Market Expansion: From January through March 2003, total power consumption throughout COPEL's direct distribution area plus consumption by unregulated ("free") customers amounted to 4,647 GWh, a growth of 3.7% over the first quarter of 2002, due mostly to the significant expansion rates recorded by the residential (5.2%), commercial (9.2%), and rural (8.0%) customer segments.

- Supply Rates: Under ANEEL Resolution no. 129, dated March 27th 2003, the rate for sales of power by COPEL to COCEL increased by 24.5% over the previous rate. Under ANEEL Resolution 048, dated January 31st 2003, rates for sales of power to CFLO and Companhia Luz e Forca Santa Cruz were increased by 23.2%.

- New Board of Officers: On January 7th 2003, COPEL's new Board of Officers took office. The new officers are: Paulo Cruz Pimentel (Chief Executive Officer); Ronald Thadeu Ravedutti (Chief Financial and Investor Relations Officer); Gilberto Serpa Griebeler (Chief Administrative and Partnership Officer); Ivo Augusto de Abreu Pugnaloni (Chief Planning Officer); Jose Ivan Morozowski (Chief Marketing Officer); and Assis Correa (Chief Government Relations Officer). The Company's new Board of Directors, headed by Ary Veloso Queiroz, was also appointed on that occasion.

- Corporate Restructuring: The Company set off its corporate restructuring program aimed at reverting it to an integrated utility company. This program relies on the support of about 300 employees who have been contributing proposals to COPEL's new organizational structure.

- Renegotiation of power purchase agreements: The new Administration has felt compelled to renegotiate some power purchase agreements, particularly those that it holds with CIEN and the Araucaria Thermal Power Plant.

- CIEN: In December 1999, the Company signed two power purchase agreements (for 400 MW each) with Argentina's CIEN. On May 1st 2002, CIEN's first supply line (400 MW) entered commercial operation. The second line, which supplies COPEL with an additional 400 MW, became operational on August 1st, 2002. Since January 2003, COPEL's new Administration has withheld payments under these contracts and begun renegotiating them. Negotiations are well under way and a settlement is expected to be reached soon.

- Araucaria Thermal Power Plant: In May 2000, COPEL signed a power purchase agreement with the Araucaria Thermal Power Plant for 480 MW. In January 2003, the Company decided it should try to renegotiate the terms and conditions of this PPA. However, since an agreement has not been reached to resolve the dispute between the parties, the issue might be submitted to a court of law. The El Paso Corporation (the majority shareholder of the Araucaria facility) has notified COPEL that it has filed an application for arbitration by the Arbitration Chamber of Paris (Chambre Arbitrale de Paris).

--------------------------------------------------------------------------------
FINANCIAL AND OPERATING PERFORMANCE
--------------------------------------------------------------------------------


Market Expansion

From January through March 2003, total power consumption throughout COPEL's direct distribution area and free customers amounted to 4,647 GWh, representing an increase of 3.7% over the same period last year. This consumption growth reflects the significant expansion rates recorded by some segments -- residential (5.2%), commercial (9.2%) -- the latter caused by the establishment of several hypermarkets throughout the State -- and rural (8.0%) -- due to bigger crops production and new connections in the rural class.

COPEL's total customers as of March 31, 2003 reached 3,029,645 - a 2.6% increase when compared to the same period of the previous year.

[Graphic description: Pie Chart: "Consumption by Class: Residential - 24%, Industrial - 44%, Commercial - 16%, Rural - 7%, Other - 9%"]


                              CONSUMPTION BY CLASS
                                                                       In GWh
------------------------------------------------------------------------------
Class                     1Q 2003                  1Q 2002                %
------------------------------------------------------------------------------
Residential                 1,117                    1,062                5.2
Industrial                  2,050                    2,042                0.4
Commercial                    740                      678                9.2
Rural                         327                      303                8.0
Other                         413                      395                4.5
Total                       4,647                    4,480                3.7
------------------------------------------------------------------------------

Revenues

Net revenues reached R$ 713.8 million in 1Q03, compared to the R$ 632.7 million reported in same period of 2002. This 12.8% increase reflects the 10.96% increase in retail tariffs effective June 24th, 2002, the 3.7% growth in consumption and the growth in revenues from the use of assets linked to the basic network, from R$ 10.9 million in 1Q2002 to R$ 26.4 million in this quarter.

EBITDA reached R$ -3.8 million, a 101.3% decrease from R$ 307.7 in the first quarter of 2002.

The operating results reached R$ -20.0 million, a 108.9% decrease over the same period last year.

[Graphic description: Pie Chart: "Revenues by Class: Residential - 36%, Industrial - 31%, Commercial - 20%, Rural - 5%, Other - 8%"]



                                  GROSS REVENUE
                                                                 (R$ thousands)
--------------------------------------------------------------------------------
              Revenues           1Q2003           1Q2002           % change
--------------------------------------------------------------------------------
   Residential                   334,261         281,786             18.6
   Industrial                    279,865         222,776             25.6
   Commercial                    182,823         146,755             24.6
   Rural                         42,637           33,880             25.8
   Other classes                 71,949           66,039             8.9
Total Retail                     911,534         744,235             22.5
Supply                           43,860           91,966            (52.3)
Use of Transmission Lines        26,424           10,874            143.0
Telecom                           7,840           9,618             (18.5)
Other                            21,789           14,072             54.8
Total                           1,011,448        870,766             16.2
--------------------------------------------------------------------------------
* (with ICMS tax)

Expenses

At the end of March 31, 2003, total operating expenses reached R$ 790.3 million, a 100.0% increase over the same period last year (R$ 395.2 million). The main reasons for this increase are:

>> The 22.1% increase in personnel expenses basically reflects the payroll adjustment implemented in October 2002 (9%) and the accounting provisions for labor-related lawsuits.

>>   The increase in material, reflects the purchase of gas, in the amount of R$
     43.5 million, and the capacity purchase provision from Araucaria Thermal Plant, in the amount of R$ 70.4 million. In terms of cash, the latter was retained.

>> The 198.9% increase in "electricity purchased for resale" basically reflects the purchase of energy from ITAIPU (R$ 102.4 million) and the provision for CIEN (R$181.3 million), since the energy is priced in dollars. The CIEN contracts have not been paid for, since they are in the middle of the renegotiation process.

>> Other operating expenses reached R$18.7 million. This increase, when compared to the first quarter 2002, is mainly due to:

     o The increase in insurance costs from Araucaria power plant in the amount of R$ 4.0 million;

     o The provision in the amount of R$ 4.0 million allowance for doubtful accounts;

     o The recovery of non-recurring expenses was R$ 9.1 million higher in the first quarter of 2002.

[Graphic description: Pie Chart: "Expenses: Personnel and Pension Fund - 14%, Energy Purchased - 40%, Depreciation - 9%, Regulatory Charges - 7%, Material - 16%, Other - 14%"]

--------------------------------------------------------------------------------
Operating Expenses                        1Q2003       1Q2002        % change
--------------------------------------------------------------------------------
 Personnel                                84,363       69,118          22.1
 Pension plan and other benefits          25,913       29,511         (12.2)
 Materials and supplies                  127,487       10,669       1,094.9
 Third-party services                     38,277       32,575          17.5
 Energy purchased for resale             309,771      103,642         198.9
 Transmission of electricity purchased     4,132        3,364          22.8
 Use of transmission system               51,696       33,546          54.1
 Depreciation and amortization            72,734       70,171           3.7
 Regulatory charges                       57,236       41,606          37.6
 Other expenses                           18,729          952       1,867.3
Total                                    790,338      395,154         100.0
--------------------------------------------------------------------------------


Financial Results

The increase in financial results, compared to the first quarter of 2002, reflects basically the valuation of the Real when compared to the US dollar and the higher IGP-DI index variation, which in turn adjusts the CRC transferred to State Government.


Net Result

COPEL's net loss was R$ 15.5 million for the first quarter of 2003, mainly due to the accounted provisions for the energy purchased for resale from CIEN and Araucaria, in the amount of R$ 251.7 million.

                        DEBT PROFILE

                                                     R$ 1,000
--------------------------------------------------------------
  FOREIGN CURRENCY         Short Term   Long Term      Total
--------------------------------------------------------------
 EUROBONDS                   20,569      502,965      523,534
 BID                         32,313      213,795      246,108
 NATIONAL TREASURY           11,288      203,318      214,606
 ELETROBRAS                   2,689          121        2,810
 BANCO DO BRASIL S/A          7,101       38,677       45,778
   TOTAL                     73,960      958,876    1,032,836
--------------------------------------------------------------

--------------------------------------------------------------
  DOMESTIC CURRENCY        Short Term   Long Term      Total
--------------------------------------------------------------
 ELETROBRAS                  43,565      397,045      440,610
 BNDES                        5,029        8,686       13,715
 DEBENTURES                   7,159      597,471      604,630
 FINEP                        2,590            -        2,590
 TURNKEY                      1,321            -        1,321
  PENSION FUND               11,581            -       11,581
 OTHER                        1,092        2,156        3,248
   TOTAL                     72,337    1,005,358    1,077,695
--------------------------------------------------------------

--------------------------------------------------------------
  TOTAL                     146,297    1,964,234    2,110,531
--------------------------------------------------------------


Balance Sheet and Capex (Assets)

As of March 31, 2003, COPEL's total assets were R$ 8.762 billion.

The capital expenditures for the first quarter of 2003 amounted to R$ 47.7 million. Of this amount, R$ 1.3 million was invested in power generation, R$
13.0 million in transmission, R$ 31.7 million in distribution and R$ 1.7 million in telecom.




Balance Sheet (Liabilities)


COPEL's debt amounted to R$ 2.111 billion at the end of the first quarter of 2003, with a net debt-to-equity ratio of 44.8%.

COPEL's net equity is R$ 4.711 billion, representing R$ 17.21 per lot of thousand shares, and is 9.2% lower than the amount registered in March 2002.

--------------------------------------------------------------------------------
ADDITIONAL OPERATING INFORMATION
--------------------------------------------------------------------------------

1. Main Operational and Financial Highlights


                                                          (As of March 31, 2003)

Generation
  Number of power plants: 18 (17 hydroplants and 1 thermal plant)
  Total installed capacity: 4,550 MW
  Number of automated power plants: 10
  Number of step up substations: 15
  Number of automated step up substations: 12
  Transforming capacity: 2,244 MVA

Transmission
  Transmission lines:  6,773 km
  Number of substations: 124
  Number of automated substations: 124
  Transforming capacity: 14,727 MVA

Distribution
  Distribution lines: 162,616 km
  Number of substations: 226
  Number of automated substations: 143
  Transforming capacity: 1,321 MVA
  Number of consumers: 3,029,645
  DEC (outage duration by consumer): 4:23 hours
  FEC (outage frequency by consumer): 4.16 outages

Telecom
  OPGW optical cables: 2,800 km
  Self-sustained optical cables: 1,200 km
  Served cities: 65
  Number of clients: 124 (260 if those served by other operators are included)

Administration
  Number of employees: 5,851
  Consumer/employee ratio in the distribution branch is 756

Financial
  Book Value: R$ 17.21/ per lot of one thousand shares
  EBITDA: R$ -3.8 million
  Liquidity: 1.04

2. Tariffs

                                                                     (R$/MWh)
--------------------------------------------------------------------------------
                    TARIFFS        March 2003       March 2002      % change
--------------------------------------------------------------------------------
Retail                               145.83           126.79          15.0
Supply to small power utilities       61.90           52.63           17.6
Itaipu (purchase) *                  102.94           82.67           24.5
--------------------------------------------------------------------------------
(*) Furnas transmission tariff included



RETAIL TARIFFS (R$/MWh)

--------------------------------------------------------------------------------
      TARIFFS              March 2003          March 2002         % change
--------------------------------------------------------------------------------
Residential                  206.26              194.23             6.2
Industrial                   105.45              83.73              25.9
Commercial                   171.95              156.74             9.7
Rural                        123.83              110.89             11.7
Other                        127.42              113.96             11.8
Total Retail                 145.83              126.79             15.0
--------------------------------------------------------------------------------

3. Energy Flow (GWh)


------------------------------------------------------------------------------
Source                                                     1Q 2003
------------------------------------------------------------------------------
Own Generation                                              5,309
Purchased Energy                                            3,351
   Itaipu                                                   1,350
   CIEN                                                     1,629
   Other                                                      372

------------------------------------------------------------------------------
COPEL's Total Available Power                               8,660
------------------------------------------------------------------------------

State Demand                                                4,459
   Retail                                                   4,344
   Wholesale                                                  115
Free Customers                                                302
Initial Supply Contracts                                       27
Bilateral Contracts                                           587
Other                                                       2,845
Losses                                                        440
------------------------------------------------------------------------------


4.       Shareholder Structure (Millions of shares)

                                                            As of March 31, 2003


                                                                             Milhoes de acoes/Millions of shares
----------------------------- ----------- ------ ----------------- ------ -------------- ------ ---------- ------
           Acionistas             On        %           PNA          %         PNB         %      Total      %
          Shareholders          Common             Preferred "A"          Preferred "B"
----------------------------- ----------- ------ ----------------- ------ -------------- ------ ---------- ------
Estado do Parana                  85,028   58.6                 -      -              -      -     85,028   31.1
Eletrobras                         1,531    1.1                 -      -              -      -      1,531    0.6
BNDESPAR                          38,299   26.4                 -      -         28,211   22.0     66,510   24.2
Custodia Bolsa (Free Float)       19,576   13.5               122   30.0         99,859   77.9    119,557   43.7
    No Brasil                     19,219   13.3               122   30.0         51,971   40.5     71,312   26.1
    ADS's                            358    0.2                 -      -         47,888   37.3     48,246   17.6
    Outros (Other)                   597    0.4               285   70.0            147    0.1      1,029    0.4
----------------------------- ----------- ------ ----------------- ------ -------------- ------ ---------- ------
Total                            145,031  100.0               407  100.0        128,217  100.0    273,655  100.0
============================= =========== ====== ================= ====== ============== ====== ========== ======

[Graphic omitted. Description: Pie Charts: "On/Common: ESTADO DO PARANA, BNDESPAR, ELETROBRAS, CUSTODIA BOLSA (Free Float), OUTROS" and "TOTAL: ESTADO DO PARANA, BNDESPAR, ELETROBRAS, CUSTODIA BOLSA (Free Float), OUTROS"

                         QUARTERLY FINANCIAL STATEMENTS
                              As of March 31, 2003
                   Translation from the original in Portuguese
              (amounts expressed in thousands of Brazilian reais)




ASSETS                                                 GER           TRA          DIS          TELECOM         PAR
--------------------------------------------------------------------------------------------------------------------
Current Assets
 Cash and cash equivalents                            54,981       69,596        76,012         7,262          198
 Customers and resale (net)                          219,452       27,477       533,197             -            -
 Other accounts receivable                               140          115         8,988         2,945        3,031
 Services in progress                                    703          804           470             -          289
 Recoverable Rate Deficit (CRC)                            -            -        63,990             -            -
 Taxes and other constributions paid in advance       29,685        8,995       119,494         1,717        1,327
 Materials and supplies                                    -        5,805         8,691         1,905            -
 Deferred rate costs                                       -            -         3,964             -            -
 Prepaid expenses and other                           12,530        3,768         6,240           805          120
                                                     317,491      116,560       821,046        14,634        4,965
Long-Term Assets
 Customers and resale                                 28,343            -             -             -            -
 Recoverable Rate Deficit (CRC)                            -            -       908,858             -            -
 Taxes and social constribution                       66,538       39,843       357,700         9,222        3,814
 Judicial deposits                                     2,957        7,639        18,667            79            -
 Intercompany receivable                             121,010       22,222             -             -            -
 Deferred rate costs                                       -            -       120,395             -            -
 Other non-current assets                              4,439        6,562        46,001             -        1,695
                                                     223,287       76,266     1,451,621         9,301        5,509
Permanent
 Investments                                           6,045        2,266           480             -      471,785
 Property, plant, and equipment                    3,149,743      923,362     1,728,865       138,060          277
 ( - ) Special obligations                                 -       (7,139)     (634,706)            -            -
                                                   3,155,788      918,489     1,094,639       138,060      472,062

 Total Assets                                      3,696,566    1,111,315     3,367,306       161,995      482,536
====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY                       GER            TRA         DIS         TELECOM          PAR
-------------------------------------------------------------------------------------------------------------------------
Current Liabilities
 Loans and financing                                     89,087        19,295        30,756             -             -
 Debenture                                                    -             -         5,354             -             -
 Suppliers                                              128,721         2,677       614,477           578            11
 Taxes and social constribution                           1,845         9,633       134,159           995             2
 Interest on own capital                                      -        41,467             -         2,690         9,859
 Accrued payroll costs                                    8,553         7,699        26,861         2,418           456
 Pension plan and other post-retirement benefits         19,272        13,083        38,869         2,842            67
 Regulatory charges                                      10,780           761        33,284            14             -
 Customers and other liabilities                            106            68        28,540             3             1
                                                        258,364        94,683       912,300         9,540        10,396
Long-Term Liabilities
 Loans and financing                                  1,045,324       146,026       175,413             -             -
 Debenture                                                    -             -       497,471             -             -
 Pension plan and other post-retirement benefits        109,473       104,999       350,253        22,907         1,023
 Taxes and social constribution                               -             -        40,934             -             -
 Intercompany payable                                         -             -        60,298        19,166       144,409
 Provision for contingencies and other liabilities       22,481        19,273       123,103           348             -
 Regulatory charges                                         687             -         2,286             -             -
                                                      1,177,965       270,298     1,249,758        42,421       145,432
Shareholders' Equity
 Capital stock                                        2,338,932       751,989     1,607,168       120,650       330,718
 Capital reserve                                              -             -             -           701             -
 Income reserve                                               -             -             -             -             -
 Accrued loss                                           (78,695)       (5,655)     (401,920)      (11,317)       (4,010)
                                                      2,260,237       746,334     1,205,248       110,034       326,708

 Total Liabilities                                    3,696,566     1,111,315     3,367,306       161,995       482,536
=========================================================================================================================

                                INCOME STATEMENT
                              As of March 31, 2003
                   Translation from the original in Portuguese
              (amounts expressed in thousands of Brazilian reais)

INCOME STATEMENT                                          GER        TRA          DIS       TELECOM          PAR
-------------------------------------------------------------------------------------------------------------------
Operating Revenues
 Electricity sales to final customers                    24,715           -     887,450           -           -
 Electricy sales to distributors                        154,559           -      34,663           -           -
 Use of transmission plant                                    -      67,077          90           -           -
 Telecom revenues                                             -           -           -      14,953           -
 Other revenues                                           6,087         592      15,291           -           -
 Deductions from operating revenues                     (11,514)     (5,217)   (278,823)     (2,139)          -

Net Sales                                               173,847      62,452     658,671      12,814           -
Operating Expenses
 Personnel, pension plan, and other benefits             20,605      15,671      68,170       4,514         666
 Materials, supplies, and third-party services          128,323       2,124      41,602       1,327         336
 Electricity purchased for resale                         2,974           -     452,159           -           -
 Charges from the use of transmission plant              11,156           -      85,414           -           -
 Depreciation and amortization                           25,000       8,672      34,395       4,655          12
 Regulatory charges and other expenses                   21,772       1,794      51,562         522          16
                                                        209,830      28,261     733,302      11,018       1,030
Gross Profit from Energy Services                       (35,983)     34,191     (74,631)      1,796      (1,030)
Equity in results of investees                                -           -           -           -      10,098
Financial Income (including exchange rate variation)
 Income of temporary cash investments                    11,577       3,737      84,162         266          55
 Interest and commissions                                 2,709         654     (54,127)        (74)        (11)
                                                         14,286       4,391      30,035         192          44
Operating income                                        (21,697)     38,582     (44,596)      1,988       9,112
 Non-operating income                                       593         (30)     (2,017)        (85)         53
Income/Loss before taxes                                (21,104)     38,552     (46,613)      1,903       9,165
 Income Tax and social contribution                       6,003     (14,150)     13,039        (806)        726

Net Income/Loss for the period                          (15,101)     24,402     (33,574)      1,097       9,891
===================================================================================================================

                         QUARTERLY FINANCIAL STATEMENTS
                          As of March 31, 2003 and 2002
                   Translation from the original in Portuguese
              (amounts expressed in thousands of Brazilian reais)


ASSETS
                                                                  Company               Consolidated
-----------------------------------------------------------------------------------------------------
                                                        2003         2002        2003          2002

Current Assets
 Cash                                                 21,654       64,516      229,703       216,115
 Customers and resale                                      -            -      625,031       705,690
 Allowance for doubtful accounts                           -            -      (40,487)       (3,475)
 Other accounts receivable, net                       54,016       37,130       12,849        23,715
 Service in progress                                   1,252        1,362        3,518        11,873
 Recoverable Rate Deficit (CRC)                            -            -       63,990        52,471
 Taxes and social contributions paid in advance       22,530        7,684      157,203        12,861
 Materials and supplies                                    -            -       16,401        18,333
 Deferred rate costs                                       -            -        3,964       145,800
 Pagamentos antecipados                                    -            -        9,464         1,604
 Other credits, net                                    2,050          154       16,049        17,365

                                                     101,502      110,846    1,097,685     1,202,352

Long-Term Assets
 Customers and resale                                      -            -       28,343        19,562
 Recoverable Rate Deficit (CRC)                            -            -      908,858       700,353
 Taxes and social contributions                      107,034       92,459      584,151       309,270
 Judicial deposits                                    72,219       43,180      101,561        60,926
 Intercompany receivable                           1,358,346      785,571       36,668        40,571
 Deferred rate costs                                       -            -      120,395       169,787
 Other credits                                         2,465            -       61,162        54,709

                                                   1,540,064      921,210    1,841,138     1,355,178

Permanent
 Investments                                       4,692,489    5,192,691      524,504       477,150
 Property, plant, and equipment
 In service                                                -            -    5,436,581     5,464,654
 Constructions in progress                                 -            -      503,726       450,067
 ( - ) Special obligations                                 -            -     (641,845)     (605,927)
                                                           -            -    5,298,462     5,308,794

                                                   4,692,489    5,192,691    5,822,966     5,785,944

 Total Assets                                      6,334,055    6,224,747    8,761,789     8,343,474
=====================================================================================================

                         QUARTERLY FINANCIAL STATEMENTS
                          As of March 31, 2003 and 2002
                   Translation from the original in Portuguese
              (amounts expressed in thousands of Brazilian reais)


LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                 Company             Consolidated
--------------------------------------------------------------------------------------------------
                                                        2003       2002         2003        2002
Current Liabilities
 Loans and financing                                  31,857     176,943     139,138     299,831
 Debentures                                            7,159           -       7,159           -
 Suppliers                                               495         403     549,222     277,041
 Taxes and social contributions                       45,859      40,240     165,948     188,467
 Interest on own capital                                 638      56,080         638      56,080
 Accrued payroll costs                                   197       3,035      46,184      61,330
 Pension plan and other post-retirement benefits           -           -      74,133      36,406
 Regulatory charges                                        -           -      44,839      29,198
 Customers and other current liabilities                 114         150      28,545      33,891

                                                      86,319     276,851   1,055,806     982,244



Long-Term Liabilities
 Loans and financing                                 706,283     493,787   1,366,763   1,122,358
 Debentures                                          597,471           -     597,471           -
 Suppliers                                                 -           -           -           -
 Pension plan and other post-retirement benefits           -           -     588,655     641,920
 Taxes and social contributions                            -      40,222      40,934      57,801
 Provisions  for contingencies                       233,429     226,653     398,634     348,944
 Regulatory charges                                        -           -       2,973       2,973
                                                   1,537,183     760,662   2,995,430   2,173,996



Shareholders' Equity
 Capital stock                                     2,900,000   1,620,247   2,900,000   1,620,247
 Capital reserves                                    817,292   1,548,328     817,292   1,548,328
 Income reserves                                     993,261   2,018,659     993,261   2,018,659

                                                   4,710,553   5,187,234   4,710,553   5,187,234


 Total Liabilities and Shareholders' Equity        6,334,055   6,224,747   8,761,789   8,343,474
==================================================================================================

                                INCOME STATEMENT
                          As of March 31, 2003 and 2002
                   Translation from the original in Portuguese
              (amounts expressed in thousands of Brazilian reais)

                                                                    Company                Consolidated
---------------------------------------------------------------------------------------------------------
                                                         2003          2002         2003           2002
Operating Revenues
 Electricity sales to final customers                       -             -       911,534       744,235
 Electricity sales to distributors                          -             -        43,860        91,966
 Use of transmission plant                                  -             -        26,425        10,874
 Telecom revenues                                           -             -         7,840         9,618
 Other revenues                                             -             -        21,790        14,073
                                                            -             -     1,011,449       870,766

Deductions from Operating Revenues                          -             -      (297,693)     (238,110)

Net Operating Revenues                                      -             -       713,756       632,656
Operating Expenses
 Personnel                                                650           647        84,363        69,118
 Pension plan and other post-retirement benefits            -             -        25,913        29,511
 Materials and supplies                                     1             1       127,487        10,669
 Third-party services                                      37         2,415        38,277        32,575
 Electricity purchased for resale                           -             -       309,771       103,642
 Transmission of electricity purchased                      -             -         4,132         3,364
 Use of transmission system                                 -             -        51,696        33,546
 Depreciation and amortization                              -             -        72,734        70,171
 Regulatory charges                                         -             -        57,236        41,606
 Other expenses                                           237            22        18,729           952
                                                          925         3,085       790,338       395,154
Gross Profit from Energy Services                        (925)       (3,085)      (76,582)      237,502
Equity in results of investees                        (13,283)      187,160        10,100           783
Financial Income
 Income of temporary cash investments                   5,184         4,884        93,571        31,410
 Interest and commissions                              (7,642)       (6,897)      (47,081)      (45,464)
                                                       (2,458)       (2,013)       46,490       (14,054)
Operating Income/Loss                                 (16,666)      182,062       (19,992)      224,231
 Non-operating results                                    (14)           (3)       (1,500)      (13,473)

Income/Loss before taxes                              (16,680)      182,059       (21,492)      210,758
 Income Tax                                               849       (29,551)        4,396       (50,298)
 Social contribution                                      306       (10,671)        1,571       (18,623)
                                                        1,155       (40,222)        5,967       (68,921)

Earnings/Losses                                       (15,525)      141,837       (15,525)      141,837

Earnings/Losses per thousand outstanding shares       (0.0567)       0.5183       (0.0567)       0.5183
=========================================================================================================


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: May 16, 2003

                                  By:     /s/ Ricardo Portugal Alves
                                       -----------------------------------------
                                       Name:  Ricardo Portugal Alves
                                       Title: Principal Financial Officer